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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Steelcase Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Sheila C. Dayton, Steelcase Inc., 901 - 44th Street S.E.,
                     Grand Rapids, MI 49508, (616) 246-9467
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

--------------------------------------------------------------------------------
                                December 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)..................

   Robert C. Pew II
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a).......................................................................|_|
   (b).......................................................................|X|

--------------------------------------------------------------------------------
3. SEC Use Only.................................................................

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions).........................................OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)..............................................................|_|

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization.....................................U.S.

--------------------------------------------------------------------------------
                  7. Sole Voting Power.................................3,568,569
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8. Shared Voting Power..............................10,093,269
Owned by Each
Reporting         --------------------------------------------------------------
Person With:      9. Sole Dispositive Power...............................11,684

                  --------------------------------------------------------------
                  10.Shared Dispositive Power.........................13,650,154

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person......13,661,838

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)................................................|X|

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11).....................25.7%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)...............................IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)..................

   Mary I. Pew
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a).......................................................................|_|
   (b).......................................................................|X|

--------------------------------------------------------------------------------
3. SEC Use Only.................................................................

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions).........................................OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)..............................................................|_|

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization.....................................U.S.

--------------------------------------------------------------------------------
                  7. Sole Voting Power.........................................0
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8. Shared Voting Power.......................................0
Owned by Each
Reporting         --------------------------------------------------------------
Person With:      9. Sole Dispositive Power....................................0

                  --------------------------------------------------------------
                  10.Shared Dispositive Power..........................3,556,885

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person.......3,556,885

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)................................................|_|

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)......................8.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)...............................IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Class A Common Stock ("Class A Common Stock"), of Steelcase Inc., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 901 - 44th Street S.E., Grand Rapids, Michigan 49508.

Item 2. Identity and Background.

     This statement is being filed by Robert C. Pew II and Mary I. Pew. The business address of Mr. and Mrs. Pew is 901 - 44th Street S.E., Grand Rapids, Michigan 49508. Mr. and Mrs. Pew are retired. Neither Mr. nor Mrs. Pew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. nor Mrs. Pew has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Pew are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     This statement is being filed to report the disposition of securities by Mr. and Mrs. Pew on December 4, 2002 of 1,962,857 shares and 5,905,842 shares, respectively, of Class B Common Stock of the Company. The shares were transferred to the Robert C. Pew Intangibles Trust and the Mary I. Pew Intangibles Trust, respectively, without payment of consideration.

Item 4. Purpose of Transaction.

     The purpose of the transaction was estate planning. Mr. and Mrs. Pew do not have any current plans or proposals for (i) the acquisition by any person of additional securities in the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (v) any material change in the Company's present capitalization or dividend policy, (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

    (a) Number of shares of Class A Common Stock beneficially owned by Mr. Pew:
              13,661,838

        Percentage of Class A Common Stock beneficially owned by Mr. Pew: 25.7%

        Number of shares of Class A Common Stock beneficially owned by Mrs. Pew:
               3,556,885

        Percentage of Class A Common Stock beneficially owned by Mrs. Pew: 8.3%

    (b) Number of shares of Class A Common Stock as to which Mr. Pew has the:

           Sole power to vote or to direct the vote: 3,568,569
           Shared power to vote or to direct the vote: 10,093,269
           Sole power to dispose or to direct the disposition: 11,684 Shared power to dispose or to direct the disposition: 13,650,154

        Number of shares of Class A Common Stock as to which Mrs. Pew has the:

           Sole power to vote or to direct the vote: 0
           Shared power to vote or to direct the vote: 0
           Sole power to dispose or to direct the disposition: 0
           Shared power to dispose or to direct the disposition: 3,556,885

     The number of shares reported above for Mr. Pew includes (i) 13,645,154 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 16,684 shares of Class A Common Stock, 11,684 which are subject to issuance pursuant to options which are exercisable within 60 days of December 4, 2002. The number of shares reported above for Mrs. Pew includes 3,556,885 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Company's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

     If all the outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of 9.3% of the Class A Common Stock, and Mrs. Pew would be deemed to be the beneficial owner of 2.4% of the Class A Common Stock.

     The shares reported in this Item 5 for Mr. Pew exclude 300,000 shares held by the Mary and Robert Pew Education Fund of which Mr. Pew serves as one of seven trustees, of which shares Mr. Pew disclaims beneficial ownership.

     (c) Other than the transaction described in Item 3 above and a market purchase on October 8, 2002 of 5,000 shares at $8.20 per share by a trust for the benefit of Kate Pew Wolters of which trust Kate Pew Wolters, Mr. Pew and Fifth Third Bank are co-trustees, no transactions involving Class A Common Stock were effected by Mr. or Mrs. Pew within the sixty days prior to the date of this
Schedule 13D.

     (d) Of the shares reported in this Item 5 for Mr. Pew, (i) 3,556,885 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose, (ii) 1,293,985 shares are held by a trust for the benefit of Kate Pew Wolters of which trust Kate Pew Wolters, Mr. Pew and Fifth Third Bank are co-trustees, (iii) 2,931,428 shares are held by trusts for the benefit of Kate Pew Wolters, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees, (iv) 2,931,428 shares are held by trusts for the benefit of Robert
C. Pew III, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees and (v) 2,931,428 shares are held by trusts for the benefit of John Pew, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees.

     Of the shares reported in this Item 5 for Mrs. Pew, 3,556,885 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 5(d) above, some of the shares beneficially owned by Mr. and Mrs. Pew are held by trusts.

Item 7. Material to be Filed as Exhibits.

     1. Agreement of Joint Filing between Robert C. Pew II and Mary I. Pew filed as an exhibit to the original filing of this Schedule 13D dated March 28, 2002, which is incorporated herein by reference.

     2. Power of Attorney of Mary I. Pew.

     3. Power of Attorney of Robert C. Pew II.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 12, 2002                              /s/ Sheila C. Dayton
                                                     ---------------------------
                                                     Robert C. Pew II
                                                     By:  Sheila C. Dayton
                                                          Attorney-in-Fact

Dated:  December 12, 2002                              /s/ Sheila C. Dayton
                                                     ---------------------------
                                                     Mary I. Pew
                                                     By:  Sheila C. Dayton
                                                          Attorney-in-Fact

                                                                       Exhibit 2

                                POWER OF ATTORNEY

                     FOR THE EXECUTION OF SEC FORMS 3, 4, 5,
                  SCHEDULE 13D, 13G AND ANY AMENDMENTS THERETO

     The undersigned hereby constitutes and appoints each of Nancy W. Hickey, in her capacity as Senior Vice President, Global Strategic Resources and Chief Administrative Officer of Steelcase Inc., Jon D. Botsford, in his capacity as Senior Vice President, Chief Legal Officer and Secretary of Steelcase Inc., Sheila C. Dayton, in her capacity as Vice President, General Counsel and Assistant Secretary and Mary K. Aune, in her capacity as Manager, Corporate Governance and Securities Reporting Compliance, signing singly, the undersigned's true and lawful attorney-in-fact to:

     1) execute for and on behalf of the undersigned, Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     2) perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     3) upon consultation with the undersigned, or such advisors as designated by the undersigned, take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to perform any and every act deemed necessary or proper in the exercise of any of the rights and powers herein granted, and to the full extent and purpose as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact serve in such capacity at the request of the undersigned and are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26 day of August, 2002.


                                                            /s/ Mary I. Pew
                                                          ---------------------
                                                            Mary I. Pew

                                                                       Exhibit 3

                                POWER OF ATTORNEY

                     FOR THE EXECUTION OF SEC FORMS 3, 4, 5,
                  SCHEDULE 13D, 13G AND ANY AMENDMENTS THERETO

     The undersigned hereby constitutes and appoints each of Nancy W. Hickey, in her capacity as Senior Vice President, Global Strategic Resources and Chief Administrative Officer of Steelcase Inc., Jon D. Botsford, in his capacity as Senior Vice President, Chief Legal Officer and Secretary of Steelcase Inc., Sheila C. Dayton, in her capacity as Vice President, General Counsel and Assistant Secretary and Mary K. Aune, in her capacity as Manager, Corporate Governance and Securities Reporting Compliance, signing singly, the undersigned's true and lawful attorney-in-fact to:

     1) execute for and on behalf of the undersigned, Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     2) perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     3) upon consultation with the undersigned, or such advisors as designated by the undersigned, take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to perform any and every act deemed necessary or proper in the exercise of any of the rights and powers herein granted, and to the full extent and purpose as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact serve in such capacity at the request of the undersigned and are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5, Schedule 13D, 13G and any amendments thereto with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26 day of August, 2002.


                                                        /s/ Robert C. Pew II
                                                      -------------------------
                                                        Robert C. Pew II